Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group to Acquire F&C Asset Management plc

Excellent strategic, financial and cultural fit

•	F&C is a diversified U.K.-based investment manager with a strong brand and almost 150-year history

•	Consistent with BMO’s stated intention of growing its wealth management business and demonstrates BMO’s commitment to the asset management business

•

BMO Global Asset Management’s scale, product set and distribution capabilities will be enhanced; pro forma combined AUM of F&C and BMO Global Asset Management is approximately US$269[1] billion (£162 billion)

•	Complementary distribution and limited product overlap expected to drive future revenue growth

•	The acquisition, valued at C$1.3 billion (£708 million), is modestly accretive[2] to earnings per share in the first year, and has an internal rate of return of approximately 15%

•	BMO’s capital ratios will continue to be strong following closing of the cash acquisition

•	Established in 1817 as Bank of Montreal, BMO Financial Group is Canada’s first bank and has been operating continuously in the U.K. since 1870

TORONTO and LONDON, January 28, 2014 – Bank of Montreal (TSX: BMO; NYSE: BMO) and F&C Asset Management plc (LSE: FCAM) today announced that an agreement has been reached on the terms of a recommended cash acquisition by which the entire issued and to be issued ordinary share capital of F&C will be acquired by BMO Global Asset Management (Europe) Limited, a wholly-owned subsidiary of Bank of Montreal.

Under the terms of the acquisition, F&C shareholders will be entitled to receive 120 pence in cash for each F&C share held. This represents a premium of approximately 28% to the closing price of F&C shares as at January 24, 2014 and values the issued share capital of F&C at approximately £708 million (C$1.3 billion). The acquisition is intended to be implemented by way of a court-approved arrangement and formal documentation will be sent to F&C shareholders within 28 days of this announcement. F&C shareholders will be entitled to receive a normal course dividend of 2 pence per share for the financial year ended December 31, 2013. On January 28, 2014 the board of directors of F&C resolved to pay the dividend on the earlier of May 20, 2014 or the date when the cash consideration is paid to F&C shareholders on F&C’s register of members at the close of business on April 4, 2014.

[1]	As at December 31, 2013
[2]	Cash Earnings, excluding one-time costs and the amortization of intangible assets

The board of F&C intends to recommend unanimously that F&C shareholders vote in favour of the acquisition. Subject to F&C shareholder approval and the satisfaction of all regulatory and other conditions, the acquisition will close after May 1, 2014.

Given BMO’s strong capital position, no common equity offering will be required for the transaction. The impact of the acquisition on BMO’s Basel III Common Equity Tier 1 ratio is approximately 75 basis points. The combination will further diversify BMO’s earnings by adding fee-based income with good opportunities for revenue growth. Cost savings from the acquisition are expected to be modest. The transaction has an internal rate of return to BMO of approximately 15% and is modestly accretive to BMO’s earnings per share in the first year, excluding one-time costs and the amortization of intangible assets.

“The acquisition demonstrates BMO’s deep commitment to the asset management business. F&C and BMO both take pride in having built distinctive and engaging brands – grounded in a long history of trust – and we share a deeply held conviction for working in the best interests of our clients,” said Bill Downe, Chief Executive Officer, BMO Financial Group. “With an established pedigree in fixed income investment and broad equity and property capabilities across its European platform, F&C advances BMO’s capabilities by adding scope and scale to our well-established portfolio of wealth management businesses.

“BMO is the oldest bank in Canada and our ties with the U.K. have been present since our founding. And as residents of the City of London and as stewards of the Bank of Montreal’s long history, we are keenly aware that, in business, the thing that matters most is the quality of the work we do on behalf of our clients. We move forward today with the same confidence and optimism as when the bank opened its doors on Lombard Street nearly 150 years ago.”

Barry McInerney, Co-CEO, BMO Global Asset Management, said, “F&C and BMO share a passion for focusing on our clients’ needs. We look forward to welcoming F&C clients and employees to the BMO Global Asset Management family.”

“F&C has made significant progress in the last couple of years. We have developed new products, strengthened our distribution channels and reduced our cost base, putting the business in a strong position to move forward,” said Richard Wilson, CEO of F&C. “Looking forward, BMO represents a unique opportunity to broaden and accelerate our ambitions. The products, geographic presence and cultures of both organisations are truly complementary and with BMO’s commitment to growth, this is clearly a very positive outcome for both our clients and employees. We look forward to joining the BMO organisation.”

“F&C’s board of directors believes the offer represents an attractive valuation for F&C shareholders and a positive outcome for employees and clients,” said Kieran Poynter, Chairman of F&C.

F&C is a diversified U.K.-based investment manager with a strong brand and footprint in the U.K. and the rest of Europe and assets under management of approximately £82 billion (US$136 billion), as at December 31, 2013. F&C has a rich heritage that dates back almost 150 years and has a very strong brand in the asset management industry which can be traced back to the founding in 1868 of the Foreign & Colonial Investment Trust, the world’s first publicly listed pooled investment vehicle. It is an investment portfolio that F&C continues to manage almost a century and a half later, evidence of the trust clients have in F&C to deliver strong returns across a range of investment cycles. Working closely with clients, F&C tailors its products and services aiming to meet their needs, both today and in the future.

F&C manages portfolios across multiple asset classes on behalf of a broad range of institutional and retail investors, including insurance companies, pension plans, sovereign wealth funds, private wealth managers, fund of funds, family offices and financial advisors. F&C is a specialist in fixed income, equities, multi-asset and real estate investment. For the six months ended June 30, 2013, F&C reported net revenue of £126 million, adjusted cash earnings of £28 million and EBITDA3 of £50 million.

Established in 1817 as Bank of Montreal, BMO Financial Group is Canada’s first bank and has been operating continuously in the U.K. since 1870. BMO Global Asset Management’s Lloyd George Management and Pyrford International both have offices in London. BMO Capital Markets, the investment and corporate banking arm of BMO, operates in London and select European locations.

By doubling assets under management, the acquisition will position BMO Global Asset Management as a globally significant money manager, adding scale, resources and capabilities to its investment platform, while providing attractive cross-sell potential into wealth markets in the U.K. and the rest of Europe.

BMO Global Asset Management currently operates multi-disciplined investment hubs in Canada and the United States, in addition to a number of specialized equity boutiques in the U.K. and elsewhere. The U.K. and European markets are strategically important to BMO Global Asset Management from the perspective of both investment strategies and product distribution. This acquisition provides BMO Global Asset Management with a broader array of investment capabilities and an established distribution network.

Investor call and information

A conference call is scheduled to take place on January 28, 2014 from 8:00 a.m. to 8:30 a.m. (EST) / 1:00 p.m. to 1:30 p.m. (GMT) and will feature a presentation followed by a brief question and answer period with pre-qualified analysts.

The call may be accessed by interested parties by telephone at 416-340-2217 (local Toronto, Canada), 1-866-696-5910 (toll free Canada and U.S.) or 00-800-4222-8835 (toll free United Kingdom) and entering passcode No. 6517439#. Please dial in between 7:45 a.m. and 7:55 a.m. (EST) / 12:45 p.m. to 12:55 p.m. (GMT).

Presentation material referenced during the conference call will be available at www.bmo.com/fandc.

A rebroadcast of this presentation will be available until midnight EST, Sunday, April 27, 2014, by calling 905-694-9451 (local Toronto, Canada), 1-800-408-3053 (toll free Canada and U.S.) or 00-800-3366-3052 (toll free United Kingdom) and entering passcode No. 8660413#.

[3]	Earnings before interest, tax, depreciation and amortization

A live webcast of the call can be accessed on our website at www.bmo.com\investorrelations. A replay can also be accessed on the site.

Advisors

BMO Capital Markets and Barclays acted as financial advisors to BMO, and Freshfields Bruckhaus Deringer LLP acted as its legal advisor. J.P. Morgan Cazenove acted as financial advisor to F&C and its Board of Directors and Norton Rose Fulbright LLP acted as their legal advisors.

About BMO Financial Group and BMO Global Asset Management

Established in 1817, BMO is a highly diversified financial services provider based in North America with total assets of C$537 billion (£321 billion) and approximately 45,500 employees as at October 31, 2013. BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers.

BMO conducts its asset management business under the name BMO Global Asset Management. BMO Global Asset Management is a multi-disciplined asset management provider with more than US$133 billion (£80 billion) in assets under management and more than US$163 billion (£99 billion) in assets under administration as at December 31, 2013.

Business operations are principally in Canada and the U.S. including offices in Toronto, Chicago, Milwaukee and Miami, with International offices outside of North America including London and Hong Kong. BMO Global Asset Management has been growing its wealth management presence and capabilities throughout Europe, the Middle East North Africa region, Asia and Australia.

BMO Global Asset Management provides institutional and individual clients with a broad range of investment solutions including various equities, fixed income, asset allocation and highly specialized strategies across regions. BMO’s exchange traded fund business has nearly US$12 billion (£7 billion) in assets under management and is the eighth largest fixed-income ETF provider in the world. It led the Canadian ETF industry in customer loyalty, net new assets and market share growth for the third year in a row in 2013. BMO Global Asset Management’s mandate is to deliver a diverse set of innovative and relevant investment solutions and promote a full breadth of capabilities and services to an increasingly global client base.

BMO is listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) with Executive offices located in Toronto.

About F&C Asset Management plc

F&C is a diversified U.K.-based investment manager with approximately £82 billion (US$136 billion) of assets under management as at December 31, 2013. With offices in 11 cities across 8 countries, the firm employs 658 people, including 251 investment professionals.

F&C is a pure investment house, managing portfolios across multiple asset classes on behalf of a wide range of clients including insurance funds, pension plans, public authorities and charities as well as private individuals through savings plans, investment trusts and mutual funds.

With an established pedigree in fixed income investment, F&C offers a range of solutions across its European platform. A team of specialists provide dedicated expertise across the fixed income spectrum from government bonds to investment grade and high yield credit, emerging market debt and global convertibles. Within its broad equities capability, F&C’s expertise includes emerging markets, European and global equities. Across asset classes, F&C’s Investment Solutions platform provides several products including liability-driven, multi-asset and multi-manager investment. F&C also has capabilities in Socially Responsible and real estate investment.

F&C is listed on the London Stock Exchange (LSE) and is headquartered in the U.K.

Cautionary statement regarding forward-looking information

This press release contains statements which are, or may be deemed to be, “forward-looking statements”, including for the purposes of Canadian securities law and the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of BMO and F&C about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this press release include statements relating to the expected effects of the Acquisition on BMO and F&C, the expected timing and scope of the Acquisition and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although BMO believes that the expectations reflected in such forward-looking statements are reasonable, BMO can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Conditions, as well as additional factors, such as: the anticipated benefits from the proposed transaction, for example the Acquisition being accretive to earnings, the estimated internal rate of return, and BMO’s capital position are not realized as a result of changes in general economic and market conditions in the countries in which BMO operates; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; the degree of competition in the geographic and business areas in which BMO operates; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; and those other factors set out on pages 30 and 31 of BMO’s 2013 Annual Report. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors.

Assumptions about current and expected capital requirements, F&C’s assets under management, revenues and expenses, potential for assets under management and earnings growth as well as costs associated with the Acquisition, and expected revenue and cost synergies were material factors BMO considered in estimating the internal rate of return to BMO and the estimate of the acquired business being accretive to BMO’s earnings.

Assumptions about current and expected capital requirements and BMO’s models used to assess those requirements under the Canadian Capital Adequacy Requirement Guideline, F&C’s assets under management, revenues and expenses, potential for assets under management and earnings growth as well as costs associated with the Acquisition were material factors BMO considered in estimating the impact on its Basel III Common Equity Tier 1 ratio.

Neither BMO, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this press release will actually occur.

This press release contains summary information only and does not provide an exhaustive description of the terms and conditions of the Acquisition. All information contained in this press release is subject to and qualified by reference to the information, terms and conditions contained in the Rule 2.7 Announcement dated January 28, 2014 (including the bases and sources and terms upon which such information is provided).

You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), BMO is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

News Media Enquiries

BMO

Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867- 3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

Investor Enquiries

BMO

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com

News Media Enquiries

F&C

Richard Janes, London, richard.janes@fandc.com, +44 (0) 20 7011 4298

Internet: www.fandc.com